February 23, 2007

Via EDGAR and Overnight Courier

Mr. David Roberts
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Getpokerrakeback.com Registration Statement on Form SB-2 Filed January 11, 2007 File No. 333-139940

Dear Mr. Roberts:

We have been retained as special counsel to Getpokerrakeback.com (the “Company” or “our client”) to assist them with the filing of their amended registration statement on Form SB-2 and to address and respond to the Staff’s comments dated January 30, 2007, relating to the above-captioned registration statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. We respond on behalf of our client as follows:

General

1. On page 9, you state that “[t]here is uncertainty as to the legality of online gaming in many countries. In several countries where online gaming is illegal, including the United States, companies in the gaming business rely on the apparent unwillingness or inability of regulators generally to bring actions against businesses and persons with no physical presence in the country concerned.” Please provide us with a legal opinion that attests to the legality of your business under state and federal law. Please file this opinion as an Exhibit.

An opinion has been written to the Company that addresses issues raised in your comment. In addition, the risk factor  (now in page 5) has been rewritten as follows:

There is uncertainty as to the legality of online gaming in many countries. In several countries where online gaming is illegal, including the United States, companies in the on line gaming business rely on the apparent unwillingness or inability of regulators generally to bring actions against businesses and persons with no physical presence in the country concerned. However, authorities in certain jurisdictions including the United States have recently taken direct steps to restrict online gaming by seeking to prevent or deter payment processors from transacting with online gaming businesses. The application or enforcement of existing gaming laws or regulations, a change in sentiment by regulatory authorities or the enactment of new legislation prohibiting or restricting online gaming (or services used by online gaming businesses) could severely and adversely impact our proposed business and financial position. Although the Company does not engage in any online gaming activities that are prohibited by relevant U.S. federal statutes, there is no assurance that our activities may not be subject to adverse regulation in the future ~~of any nature~~. In addition, the Company does not transact with any person or entity residing in any country where on line gaming is illegal, and in particular, ~~The Company~~ does not accept customers domiciled in the United States. The Company is able to monitor the domicile of new customers by confirming the players domicile with the online poker room.

Exhibits

2. Please note that you must file your legal opinion and all other remaining exhibits before the registration statement is declared effective.

The opinion is filed as Exhibit 5.2 to this amendment and all other necessary remaining exhibits have similarly been filed.

We trust that the foregoing is responsive to the Staff’s comments. Please note that we also have made some minor changes to the registration statement to correct non-material typos. As a result, the amendment being filed includes these changes.

Very truly yours,

By:	/s/ David E. Danovitch

cc: Steven Goertz